Brownstein Hyatt Farber Schreck, LLP
303.223.1100 main
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Denver, Colorado 80202

August 25, 2023	Philip C. McDermott Attorney at Law 303.223.1220 direct pmcdermott@bhfs.com

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate and Construction
Attention: Catherine De Lorenzo and Dorrie Yale
100 F Street, N.E.

Washington, D.C. 20549

Re:	Plum Acquisition Corp. I
Preliminary Proxy Statement on Schedule 14A Filed August 11, 2023
File No. 001-40218

Ladies and Gentleman:

On behalf of our client, Plum Acquisition Corp. I (“Plum” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 18, 2023, concerning Plum’s preliminary proxy statement on Schedule 14A filed with the Commission on August 11, 2023 (the “Preliminary Proxy Statement”).

In connection with the submission of this letter, Plum is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). The Amended Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with Plum’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Preliminary Proxy Statement. Defined terms used in this letter but not otherwise defined have the meaning given to them in the Amended Preliminary Proxy Statement.

www.bhfs.com

United States Securities and Exchange Commission
August 25, 2023

Preliminary Proxy Statement on Schedule 14A filed August 11, 2023

Risk Factors

Applicable listing standards of the Nasdaq Stock Market LLC (“Nasdaq”) may prevent the Company from exercising each monthly extension . . .., page 3

1.	We note that you are seeking to extend your termination date to December 18, 2023, with the option to extend by one-month intervals an additional 6 months to June 18, 2024, a date which is 39 months from your initial public offering. We also note your disclosure here that Section IM-5101-2(b) of the NASDAQ Listing Rules requires that a special purpose acquisition company must complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement, and that you “may not seek to exercise an otherwise-permissible one-month extension under the Articles Extension if doing so would cause [you] to be in violation of applicable listing standards of the NASDAQ,” and that therefore, you may not extend the termination date beyond March 18, 2024. Please revise to clarify your statements, and to provide investors with additional context regarding the statement that you may not extend the termination date beyond 36 months from your initial public offering. Please also revise to explain that the new termination date does not comply with this Nasdaq rule, including that your securities may be subject to suspension and delisting from Nasdaq.

Plum has revised the Risk Factors section of the Amended Preliminary Proxy Statement to further clarify Plum’s statements. In addition, we have included further clarification regarding the statement that any extensions following December 18, 2023, will be in the discretion of Plum’s board, and that the board may voluntarily elect not to extend the termination date to a date beyond 36 months from Plum’s initial public offering. Plum has further added a statement that, if the Board elects to extend the termination date to a date beyond 36 months from Plum’s initial public offering, Plum will be in violation of NASDAQ listing standards, which could result in, inter alia, suspension or delisting.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (303) 223-1220 or pmcdermott@bhfs.com

Sincerely,

Philip C. McDermott

cc:	Plum Acquisition Corp. I Kanishka Roy